Exhibit 15.2

Acknowledgment of Independent Registered Public Accounting Firm

November 8, 2004

The Board of Directors

United Stationers Inc.

We are aware of the incorporation by reference in the Registration Statement on Form S-8 of United Stationers Inc. for the registration of 8,200,000 shares of its common stock of our report dated October 25, 2004 relating to the unaudited condensed consolidated interim financial statements of United Stationers Inc. which are included in its Form 10-Q for the quarter ended September 30, 2004.

Pursuant to Rule 436(c) of the Securities Act of 1933 our reports are not part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP